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Exhibit (a)(viii)

EXCO RESOURCES, INC.
COMPLETES MANAGEMENT BUYOUT

DALLAS, TEXAS, JULY 29, 2003.....EXCO Resources, Inc. (NASDAQ: EXCO) announced today that, with the approval of more than 78% of its shareholders, it has completed its merger with a subsidiary of EXCO Holdings Inc., a newly formed corporation. As a result of the merger, EXCO shares will no longer be listed on the NASDAQ National Market.

Under the terms of the merger agreement, each share of EXCO Resources, Inc. common stock, other than certain shares held by members of the buying group, has been converted into the right to receive $18.00 in cash. The buying group includes key members of EXCO's management, certain of its directors and employees and certain other institutional investors.

Douglas H. Miller, who will continue as Chairman and Chief Executive Officer of EXCO Holdings, said, "We have a very strong management team that understands our business and understands its potential. We are thrilled that this team will remain intact as we move forward."

Shareholders who hold their EXCO shares in "street name" will receive payment through their brokerage accounts. Shareholders who hold EXCO stock certificates and own their EXCO shares directly will receive instructions by mail from Continental Stock Transfer & Trust Company on how to surrender their share certificates in exchange for the merger consideration.

EXCO Resources, Inc. is an oil and gas acquisition, exploitation, development and production company headquartered in Dallas, Texas with principal operations in Texas, Louisiana, Colorado, Mississippi and Alberta, Canada. Additional information about EXCO Resources, Inc. may be obtained by contacting the Company's President, Ted Eubank, at EXCO's headquarters, 6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206, telephone number (214) 368-2084.

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  Exhibit (a)(viii)